

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via Email
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

> **Re: PennyMac Mortgage Investment Trust**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-34416**
>
> **Form 10-Q**
> **Filed May 10, 2013**
> **File No. 001-34416**

Dear Ms. McCallion:

We have reviewed your correspondence dated August 16, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net Gain (Loss) on Investments, page 75

1.   We note your response to comment 2 and proposed revisions. As previously requested, please include a discussion of how the information presented should be used in understanding any trends and success rates of your modification programs and their

ability to generate cash flows from your nonperforming loan portfolio for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant